This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer Austral Pacific Energy Ltd. 284 Karori Rd Karori New Zealand
Item 2.	Date of Material Change On or about June 11, 2004
Item 3.	Press Release June 11, 2004 Wellington, New Zealand
Item 4.	Summary of Material Change

Austral Pacific Reports First Quarter Results
Increased Assets, Cash and Stockholders Equity

Wellington, New Zealand – June 11, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF) releases its unaudited operating results for the quarter ended March 31, 2004. The full text is at www.austral-pacific.com

On the balance sheet, the Company reported an increase of 79% in total assets which are US$17 million at March 31, 2004, compared to US$9.46 million for the quarter ended March 31, 2003. Cash and cash equivalents for the first quarter 2004 totalled US$7.8 million, an increase of over 1000% as compared to US$0.631 million in the corresponding quarter of 2003.

Item 5.	Full Description of Material Change

Austral Pacific Reports First Quarter Results
Increased Assets, Cash and Stockholders Equity

Wellington, New Zealand – June 11, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF) releases its unaudited operating results for the quarter ended March 31, 2004. The full text is at www.austral-pacific.com

On the balance sheet, the Company reported an increase of 79% in total assets which are US$17 million at March 31, 2004, compared to US$9.46 million for the quarter ended March 31, 2003. Cash and cash equivalents for the first quarter 2004 totalled US$7.8 million, an increase of over 1000% as compared to US$0.631 million in the corresponding quarter of 2003.

Austral Pacific received US$5.2 million in proceeds from a public offering completed in New Zealand at the beginning of the first quarter 2004. Total stockholders’ equity for the quarter ended March 31, 2004 increased to US$15 million from $8.98 million or up 67% from the same period in 2003. A net operating loss of ($264,017) for the quarter is 38% less than the same quarter in 2003.

CEO Dave Bennett comments “While operating results are important indicators, they don’t always tell the whole story. Oil and gas companies typically incur the bulk of expenditures during the start-up exploration and development phases, such as we are in at present. However, we have significant cash and equity to support our activities and are very pleased with recent drilling results. These are expected to lead the Company into a production phase which will significantly enhance financial performance.”

In other news, Austral reports that production testing operations commence today on the Cheal-A3X well, starting with the deeper pay interval. Progress updates will be available on the Company’s website during the initial two month testing phase.

Linkup of the Kahili wellhead to NGC’s pipeline, and construction of the treatment station is well advanced, with production scheduled to start in August.

Seismic surveys were successfully completed last month over the northern Kahili area (PEP 38736) and within PEP38716, south of the Waihapa oil field, to identify future drilling targets. A further feature, the Angus Prospect, has now been mapped on the Tariki-Kahili production trend, a few miles north of Kahili.

Item 6.	Reliance on Section 85(2) of the Act N/A
Item 7.	Omitted Information None
Item 8.	Senior Officers David Bennett, President and Chief Executive Officer
Item 9.	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.
June 11, 2004	“David J Bennett” David Bennett, President/Chief Executive Officer Place of Declaration: Wellington, New Zealand